HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

FILE NO: 66246.2

June 23, 2005

VIA EDGAR

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Midlantic Office Trust, Inc.
Registration Statement on Form S-11, filed on May 13, 2005
Registration No. 333-124933

Dear Ms. Garnett:

As counsel to Midlantic Office Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-124933) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Sidney M. Bresler of the Company, dated June 10, 2005. For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your June 10, 2005 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 1.

We have provided to each of you, Robert Telewicz, Cicely Luckey and Jeffrey Shady, a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on May 13, 2005. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

We have indicated in our responses below which of the Staff’s comments will be addressed in later amendments.

General

1.	We note that you will issue LTIP units in your operating partnership to Bresler & Reiner and Charles S. Bresler in exchange for a license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations. We also note that, upon completion of the offering, your operating partnership will issue LTIP units to your executive officers and non-employee directors. Please provide us with your analysis with respect to the potential for the integration of the offers and sales of LTIP units and the public offering of common stock. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). We may have further comment.

RESPONSE:

A.	LTIP Units Issued to Bresler & Reiner

The Company does not believe that the issuance of LTIP units in the operating partnership to Bresler & Reiner pursuant to the License and Non-Competition Agreement should be integrated with the registered public offering of the Company’s common stock. The Company believes that the safe harbor from integration provided in Rule 152, as interpreted by the Staff in its no-action letters in Black Box, Inc. and Squadron, Ellenoff et al., applies to the issuance of LTIP units to Bresler & Reiner, because Bresler & Reiner, the recipient of the securities being offered, was irrevocably bound to acquire or receive the LTIP units at the time they executed the License and Non-Competition Agreement. Bresler & Reiner entered into this agreement prior to the filing of the Registration Statement. The Company relied upon the exemption from registration under Section 4(2) of the Securities Act for the issuance of LTIP units to Bresler & Reiner. Based upon the application of Rule 152 and the Staff’s interpretations thereof, the issuance of LTIP units to Bresler & Reiner has been completed for purposes of Rule 152 and should, therefore, not be integrated with the Company’s offering. A copy of the executed License and Non-Competition Agreement was filed as an exhibit to the Registration Statement. Charles S. Bresler will not receive a grant of LTIP units pursuant to the License and Non-Competition Agreement.

B.	LTIP Units to be Issued to Executive Officers and Non-Employee Directors

The issuance of LTIP units to the Company’s executive officers and non-employee directors passes the five-factor test for integration set forth in Release No. 33-4552. The issuance of LTIP units to certain members of management and independent directors and the Company’s initial public offering have fundamentally different purposes and involve different types of consideration. The Company will issue LTIP units to certain members of management and independent directors as incentive-based compensation for services to the Company. The issuance of LTIP units under these circumstances will not be a capital raising transaction and will not be convertible for cash or partnership units for a period of at least one year after issuance. The Company will offer and sell shares of common stock in its initial public offering in order to raise new equity capital to finance the acquisition of its initial properties from Bresler & Reiner and to repay certain mortgage debt assumed in the formation transactions. The two transactions are being undertaken for fundamentally different purposes and do not constitute a single plan of financing. It is important to note that the issuance of LTIP units will not generate any cash proceeds for the Company. The Company will receive services from its executive officers and independent directors, rather than cash, the consideration to be received by the Company in the initial public offering. The fundamental difference in the type of consideration to be received further supports the conclusion that the Company is undertaking the LTIP issuance and the initial public offering for different purposes and the two offering should not be integrated.

Alternatively, the Company believes that offers and sales of LTIP units to the Company’s executive officers and independent directors will be exempt from registration in reliance on Rule 701 under the Securities Act. Accordingly, the safe harbor from integration provided by Rule 701(f) protects the offers and sales of the LTIP units from integration with the Company’s common stock offered and sold in the registered initial public offering.

After the completion of the initial registered public offering and the formation transactions, the operating partnership will issue LTIP units to the Company’s executive officers and directors. The Company, acting as the sole member of the operating partnership’s general partner, will cause the operating partnership to issue the LTIP units to each executive officer and independent director under the Company’s 2005 Stock Incentive Plan (the “Plan”), which will be filed as an exhibit to the Registration Statement. Because the sale of LTIP units by the operating partnership will not exceed 15% of the operating partnership’s assets as of the date of the sale, the transaction will be exempt from registration under Rule 701. The transaction will be deemed a single, discrete offering by the operating partnership and will not be integrated with any prior offers and sales of securities by the Company, including the offers and sales of the Company’s common stock in the registered initial public offering.

Rule 701 provides an exemption from registration to any issuer that is not subject to the reporting requirements of Section 13 or 15(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not an investment company registered or required to be registered under the Investment Company Act of 1940 (the “Investment Company Act”). The Company confirms that the operating partnership is not and will not be subject to the reporting requirements of the Exchange Act or an investment company under the Investment Company Act.

Rule 701 exempts offers and sales of securities under a written compensatory benefit plan established by the issuer, its parent, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer’s parent, for the participation of their employees, directors, general partners, trustees, officers or consultants and advisors. In addition, the aggregate offering price of securities sold in reliance on Rule 701 may not exceed 15% of the issuer’s total assets, measured at the issuer’s most recent balance sheet date. In the American Bar Association no-action letter (avail. Dec. 7, 2000), the Staff took the position that for purposes of making the calculation in Rule 701(d)(2)(ii), an issuer may elect to use its last fiscal-year end balance sheet or a more recent balance sheet. In this case, the operating partnership will issue and sell the LTIP units to the Company’s executive officers and independent directors under the Plan after the Company completes its registered initial public offering and the formation transactions. Upon the completion of the formation transactions, the operating partnership is expected to have total assets of $303.3 million. Because the LTIP units issued by the operating partnership will have a maximum aggregate offering price of approximately $6.8 million (assuming a $225 million offering), the transaction is exempt from registration under Rule 701 and protected from integration with any other offers and sales of securities by the integration safe harbor provided in Rule 701(f).

2.	Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

RESPONSE:

The Company will provide supplementally under separate cover copies of all graphics, maps, photographs and related captions or other artwork that it intends to use in the Registration Statement when they become available. The Company has included its logo on the cover page and back page to the prospectus in response to this comment.

3.	Please provide supplemental support for any comparative factual assertions and for management’s belief in qualitative statements. Clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, your statement on page 5 that Unlike many other publicly-traded REIT’s we will use local third-party property managers...

RESPONSE:

The Company will provide supplemental support under separate cover for any comparative and factual assertions and for management’s belief in qualitative statements made in the Registration Statement. The Company has further revised the specific statement referenced by the Staff on page 5 to remove the comparative assertion.

4.	Supplementally, provide copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. Also, supplementally tell us whether all or any of the reports were prepared for you or published generally. Are the reports publicly available, and if so, how? If not, file the experts’ consents pursuant to Rule 436. In this regard, we note that you contracted with Torto Wheaton to provide you with certain reports.

RESPONSE:

The Company is providing supplementally under separate cover copies of the relevant portions of the market and industry data that the Company cited and relied on in the Registration Statement. The Company has filed the consent of Torto Wheaton Research as Exhibit 23.5 to the Registration Statement. The Company supplementally advises the Staff that the reports prepared by Torto Wheaton Research were prepared for a fee and are not publicly available, however, the Company believes that the data in the reports are generally publicly available.

5.	Please provide all omitted information in the prospectus, other than pricing information, in your next amendment.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that it has undertaken to provide as much of the omitted information as is currently available. The Company will continue to provide any remaining omitted information in subsequent filings as soon as it becomes available.

Cover Page

6.	Please revise here and throughout to clearly indicate whether you have entered into binding agreements to purchase your initial properties. In this regard, we note your disclosure on page 11 that immediately following the closing of this offering, Bresler & Reiner or its co-investors will sell you nine of your 10 initial properties.

RESPONSE:

The Company has revised the prospectus, including the cover page and page 9, to clearly indicate that it expects to enter into binding agreements with Bresler & Reiner to acquire or obtain the right to acquire its initial properties prior to the completion of the offering. The Company supplementally advises the Staff that it expects to enter into these agreements with Bresler & Reiner before it prints preliminary prospectuses relating to the offering and the Company will update the disclosure at that time.

7.	We note the disclosure regarding your intention to apply to list the shares on the NYSE. Tell us the basis for your belief that you will be listed on the NYSE. Please refer to the note to Item 202 of Regulation S-K.

RESPONSE:

In response to the Staff’s comments, the Company advises the Staff that it has received a letter from the NYSE stating that, based upon the NYSE’s review of the Company’s eligibility materials, the NYSE’s Listing and Compliance Committee has cleared the Company to file an Original Listing Application. Based upon a review of the eligibility criteria for listing on the NYSE and the clearance to file an Original Listing Application from the NYSE’s Listing and

Compliance Committee, the Company believes that it has reasonable assurance that the common stock being offered by the Company will be acceptable to the NYSE for listing. Upon clearance of the draft Original Listing Application by the NYSE and prior to printing of the preliminary prospectus, the Company will revise the referenced text to read as follows: “Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol ‘MDA.’”

8.	Please remove the description of your directed share program and the anticipated sale to Bresler & Reiner from the cover page. This information is not key to an investment decision. Moreover, including this disclosure on the cover page may give the information undue prominence.

RESPONSE:

The Company respectfully notes for the Staff that the prospectus cover pages for several recent real estate investment trust initial public offerings contain similar disclosure, including the prospectuses for the following offerings: Feldman Mall Properties, Inc. (December 15, 2004), NorthStar Realty Finance (October 25, 2004), Falcon Financial Investment Trust (December 16, 2003) and Ashford Hospitality Trust, Inc. (August 26, 2003). The Company anticipates that its investors will want to be made aware that a significant portion of the proposed offering (excluding the over-allotment option) may be sold to Bresler & Reiner and participants in the directed share program and the Company believes that including the disclosure on the cover page does not give the information undue prominence. The Company did, however, revise the cover page to remove general references to the existence and size of the directed share program.

Prospectus Summary, page 1

9.	Please limit your summary to the most important aspects of your business and the offering. Detailed descriptions of your competitive strengths, business strategy, and markets is more appropriate for the body of your prospectus. If you wish to retain a summary of your competitive strengths and business strategy, please limit the discussion to one or two sentences per bullet point. Also, please consider providing a summary of the related party transactions, rather than the same detailed disclosure that appears on page 109 of the prospectus.

RESPONSE:

The Company has revised the prospectus summary in response to this comment.

Risk Factors, page 20

10.	Please avoid using generic conclusions such as “materially adversely affected,” “negatively affect” or “adversely affect” when describing the risks’ effects. For example, we note that on page 21 you state that your failure to integrate successfully additional property acquisitions in your portfolio could have a material adverse effect on your operating results and financial condition.

RESPONSE:

The Company has revised the disclosure in “Risk Factors” in response to this comment.

We will be subject to the credit risk of our tenant ... page 22

11.	In order to give depth to your disclosure, please revise to indicate whether any of your tenants are currently in default under their lease.

RESPONSE:

The Company has revised the disclosure on page 21 in response to this comment.

Our revenue and cash available for distribution to stockholders could be materially adversely affected if any of our significant tenants were to become insolvent, page 22

12.	Please revise to indicate whether any tenant is currently in bankruptcy or insolvent.

RESPONSE:

The Company has revised the disclosure on page 21 in response to this comment.

We may invest in properties in other real estate markets outside the Mid-Atlantic region where we have no experience, page 23

13.	We note that you may make selected acquisitions or develop properties outside the Washington, D.C. and greater Philadelphia, PA metropolitan areas. If known, please expand your disclosure to identify those geographic areas.

RESPONSE:

The Company supplementally advises the Staff that it included this risk factor to alert investors that it may make selected investments or acquire properties in its target asset class in markets outside of the greater Washington, D.C. and greater Philadelphia, PA metropolitan areas in the future. However, the Company has not identified any particular opportunities for investment outside of the greater Washington, D.C. and Philadelphia, PA metropolitan areas at this time. Accordingly, the Company respectfully notes that it did not modify the risk factor on pages 22 and 23 in response to this comment.

Our management has almost no prior experience operating a REIT ... page 24

14.	Please revise to more specifically describe the risks associated with your officers’ lack of experience operating a REIT.

RESPONSE:

The Company has revised the disclosure on page 23 in response to this comment to clarify that the Company believes that the primary risk of the management team’s limited experience is the potential loss of the Company’s REIT status.

Our debt level may impair our ability to make distributions to our stockholders, page 25

15.	Please revise to briefly discuss the limitations imposed by your debt agreements.

RESPONSE:

The Company has revised the disclosure on pages 25-26 in response to this comment.

16.	We note you have presented six risks that may result from your level of debt and the limitations imposed by your debt agreements. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented. Focus on how these risks may affect your business in a degree or manner that is different or more significant than other companies in your industry.

RESPONSE:

The Company has revised the disclosure on pages 25 and 26 in response to this comment.

Risks Related to the Real Estate Industry, page 30

Our insurance may not be adequate to cover losses, including those that result from environmental damage, floods or terrorist acts, page 31

17.	In order to give depth to your disclosure, please quantify the limits on coverage per occurrence under your current property insurance policy.

RESPONSE:

The Company has revised the disclosure on page 31 in response to this comment.

The cost of compliance with or liabilities under environmental laws may adversely affect our operating results, page 32

18.	Please revise to describe any hazardous substances or other material environmental conditions on any of your initial properties. Provide similar disclosure in your risk factor regarding harmful molds.

RESPONSE:

The Company advises the Staff that it is not aware of any hazardous substances, environmental conditions or harmful molds at any of its initial properties that the Company believes pose a health threat or require remediation. The Company has revised the disclosure on page 32 in response to this comment.

Tax Risks of our Business and Structure, page 33

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of share of our common stock, page 33

19.	Please revise to discuss any proposed changes to the federal income tax laws governing REITs or the administrative interpretations of those laws. If there are no proposed changes, please revise to explain how this risk factor makes this offering speculative or risky. Alternatively, delete this risk factor.

RESPONSE:

The Company has deleted this risk factor in response to this comment.

Investments in our common stock has various federal, state and local income tax risks ..., page 35

20.	Please revise this risk factor and explain how the risk described affects Midlantic Office or the securities being offered.

RESPONSE:

The Company has deleted this risk factor in response to this comment.

A Warning About Forward-Looking Statements, page 38

21.	Please revise the last sentence under this heading to clarify that you have an obligation to update your disclosure to the extent that it becomes materially deficient or misleading.

RESPONSE:

The Company has revised the disclosure on page 37 in response to this comment.

Market Data, page 38

22.	We note your statement that indicates you have not independently verified the accuracy of the market data and forecasts made by third parties. Please note that you are responsible for the entire content of the registration statement. Accordingly, please remove this disclaimer from your disclosure.

RESPONSE:

The Company has removed the disclaimer from its disclosure on page 37 in response to this comment.

Distribution Policy, page 42

23.	Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income. Also, please clarify whether you may sell assets or borrow funds in order to pay distributions in excess of available cash. Provide similar disclosure in the prospectus summary and your risk factor on page 24.

RESPONSE:

The Company has revised the disclosure on pages 41 and 42 in response to this comment and on page 13 of the prospectus summary. The Company has further disclosed additional language in the risk factor under the heading, “Our growth depends on external sources of capital, which are outside our control” on page 23 which addresses this risk.

24.	Please revise to clarify that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders. Provide similar disclosure in the summary and in the risk factor on page 24.

RESPONSE:

The Company has revised the disclosure on pages 13, 23 and 42 in response to this comment.

25.	We note that your ability to make distributions to your stockholders will depend, in part, upon your receipt of distributions from your operating partnership. Please revise your disclosure to indicate whether or not there are any restrictions on the ability of Midlantic Partnership, LP. to transfer funds to Midlantic Office.

RESPONSE:

The Company has revised the disclosure on pages 41 and 42 in response to this comment.

26.	Please revise to provide a discussion of any restrictions that limit or prevent you from making a distribution.

RESPONSE:

The Company directs the Staff to the revised disclosure on pages 41 and 42 in response to this comment.

27.	Tell us what consideration was given to expanding the preamble to include prominent disclosure clarifying that cash available for distribution is not an alternative to measures calculated under GAAP and that it is not a basis for determining future distributions.

RESPONSE:

The Company has revised the disclosure on page 41 in response to the Staff’s comment.

28.	We note your disclosure in the second paragraph regarding capital expenditures. Confirm that all other material investing and financial activities have been included in your distribution table or if not disclose the amounts are immaterial.

RESPONSE:

The Company supplementally advises the Staff that all material investing and financial activities have been included in the distribution table.

Distribution Table, page 43

29.	Explain to us how you considered distributions to minority unit holders in preparing your calculation of cash available for distribution.

RESPONSE:

The Company has revised the table on page 42 in response to this comment.

30.	We note that your disclosure in footnote 8 states the estimated distributions are expected to be paid from incremental growth in operating cash and to the extent necessary from offering proceeds. To the extent expected distributions will exceed your operating cash, adjustment should be made to reflect this use of cash.

RESPONSE:

At this time, the Company has not determined its initial distribution. When the Company determines its initial distribution, if estimated cash available for distribution is insufficient for the amount of the proposed distribution the Company will disclose the amount of the offering proceeds necessary to cover the shortfall.

31.	Please clarify what percentage of the expected distributions will represent a return of capital, if any.

RESPONSE:

The Company has revised the disclosure on page 43, footnote 10, in response to this comment and will include the actual percentage as soon as it can be estimated.

32.	Please revise your table to include footnote 1 that explains how you calculate “non-cash general and administrative expenses.”

RESPONSE:

The Company has revised the table on page 42 to include a footnote that explains how the Company calculates non-cash general and administrative expenses.

33.	You indicate in footnote (2) that the new leases represent contractual rental income under leases which (i) were signed during the 12 month period ended December 31, 2004 and (ii) were signed since December 31, 2004. Please confirm that the income from the new leases is not already included in your pro forma income.

RESPONSE:

The Company advises the Staff that the income from new leases is incremental. The Company confirms that income from new leases has not been included in the Company’s pro forma income.

34.	Please revise footnote (6) to indicate how management estimates non-revenue enhancing capital expenditures.

RESPONSE:

The Company has revised footnote (7) on page 43 in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Application of Critical Accounting Policies, page 47

35.	Reference is made to your policy regarding depreciation expense. We note that tenant improvements are capitalized and amortized over the term of the corresponding lease. Advise us how your policy considers the useful life of the tenant improvements.

RESPONSE:

The Company has revised the disclosure on page 48 in response to this comment.

Liquidity and Capital Resources, page 49

36.	Please revise to quantify all material short-term liquidity requirements. Further, provide similar disclosure regarding all material long-term liquidity requirements.

RESPONSE:

The Company has revised the disclosure on page 49 in response to this comment.

37.	Revise to clarify whether you currently have a firm commitment related to the credit facility you anticipate entering into after the completion of the offering. If so, please describe the material terms of the credit facility.

RESPONSE:

The Company notes the Staff’s comment. The Company is presently evaluating its options with respect to obtaining a credit facility and has no such commitment at this time. Accordingly, the Company revised the disclosure on page 25, page 49 and elsewhere to reflect this contingency. If the Company receives a firm commitment, the Company will revise the disclosure accordingly.

Our Business and Property, page 53

Competitive Strengths, page 54

38.	Collaborative Relationships. We note the statement that your management team has established a broad network of relationships with property owners, developers, lenders and brokers through your relationships with your extensive network of property owners, developers, tenants, property managers and brokers, you believe will enhance your ability to identify and quickly close acquisitions within your target asset class. If you choose to retain this disclosure, please revise to discuss the nature of these relationships. What is the basis of each relationship? Are they formal relationships? What benefits will both parties receive from such relationships?

RESPONSE:

The Company has revised the disclosure on page 2, page 54 and elsewhere in the prospectus in response to this comment.

Description of Our Initial Properties, page 69

39.	Please revise to outline briefly any proposed program for the renovation, improvement or developments of any of your properties. Include an estimate of the cost and the method of financing to be used. If such a program does not exist, please disclose that fact. Refer to Item 14(d) of Form S-11.

RESPONSE:

The Company respectfully notes that it has included disclosure regarding any such programs in the last sentence of each property description on pages 69 to 82.

40.	Please disclose the principal business, occupations, and professions carried on in each of your properties. Refer to Item 15(c) of Form S-11. We note that you have disclosed this information for your primary tenants, but it is not clear whether the primary tenants represent the principal business in each property.

RESPONSE:

The Company has added additional disclosure in the description of each of the initial properties on pages 69 to 82 in response to this comment.

Our Tenants, page 84

41.	Please revise to describe any renewal options and termination provisions in the leases with your ten largest tenants. Also, please expand your disclosure to describe the terms of your leases with each tenant that occupies ten percent or more of the rentable square footage in each property. Refer to Item 15(d) of Form S-11.

RESPONSE:

The Company has added additional disclosure on pages 69 to 82 in the charts identified as Primary Tenants in response to this comment. The Company supplementally advises the Staff that leases with its ten largest tenants do not contain termination provisions unless specifically stated otherwise. The Company also respectfully notes to the Staff that renewal options for the ten largest tenants are also included in the charts identified as Primary Tenants.

Management

Directors and Executive Officers, page 89

42.	We note that your board of directors will consist of seven members upon completion of the offering, but you have only identified five board members, including nominees. Please revise to clarify when you will elect the remaining two boards members. Supplementally, please tell us why you have not identified the remaining two members in the prospectus.

RESPONSE:

The Company advises the Staff that it now intends to have only six directors and has identified its sixth director nominee. The Company has revised the disclosure on page 88 and elsewhere in the prospectus in response to this comment.

LTIP Units, page 98

43.	We note that upon “certain specified events” your operating partnership will revalue its assets. Please revise to describe the certain specified events.

RESPONSE:

The Company has revised the disclosure on page 97 in response to this comment.

44.	We note your statement that upon equalization of the capital accounts of the holders of the LTIP units with the other holders of operating partnership units, the LTIP units will achieve full parity with operating partnership units. Please revise to provide an example of how you will equalize the capital accounts after a revaluation.

RESPONSE:

The Company has revised the disclosure on page 97 in response to this comment.

Policies with Respect to Certain Activities, page 101

45.	Please revise to discuss your policy relating to offering securities in exchange for property. Also, discuss your policy relating to repurchasing or otherwise reacquiring your shares or other securities.

RESPONSE:

The Company has revised the disclosure on page 102 in response to this comment.

Investment in Real Estate or Interests in Real Estate, page 101

46.	Please revise to include a specific statement as to whether or not it is your policy to acquire assets primarily for possible capital gain or primarily for income.

RESPONSE:

The Company has revised the disclosure on page 100 in response to this comment.

Investments in Other Securities, Entities or Real Estate Mortgages, page 101

47.	Please revise to include the information required by Item 13(b) of Form S-11.

RESPONSE:

The Company has revised the disclosure on page 100 in response to this comment.

Certain Relationships and Related Party Transactions

Our Formation Transactions, page 105

48.	You indicate that immediately following the closing of this offering, Bresler & Reiner or its co-investors will sell to you nine of your 10 initial properties. Supplementally, please identify all co-investors and quantify the ownership percentage each co-investor has in each of the contributing entities.

RESPONSE:

The Company supplementally identifies on Annex A hereto each of Bresler & Reiner’s co-investors and their ownership percentage in each of the initial properties.

49.	Please revise to disclose how you determined the amount of LTIP units that will be given in exchange for the license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations.

RESPONSE:

The Company has revised the disclosure on pages 105 and 106 in response to this comment.

Purchase and Sale Agreements and Assignment Agreement, page 106

50.	Please revise to indicate whether you have entered into a definitive and binding agreement to purchase each property.

RESPONSE:

The Company respectfully directs the Staff to its response to comment 6.

51.	Please disclose any material conditions necessary to complete the purchase and sale agreements and the assignment agreement. Disclose any termination provisions, including all fees payable upon termination of the agreements. Also, please describe the material terms of the purchase agreement for Blue Bell Plaza, which Bresler & Reiner will assign to you.

RESPONSE:

The Company has revised the disclosure on pages 106 and 107 in response to this comment.

52.	We note that you did not obtain third party appraisals for the properties being contributed by affiliates. Please revise to discuss how the value of the property was determined.

RESPONSE:

The Company has revised the disclosure on page 107 in response to this comment.

Related Party Transactions, page 109

53.	We note that you expect to enter into management and leasing agreements with Redwood Commercial Management, LLC. Please identify the properties that will be subject to these agreements.

RESPONSE:

The Company added additional disclosure on page 109 in response to this comment.

54.	Please tell us when each seller purchased each of the properties. Also, revise to indicate the principle followed in determining Midlantic’s purchase price. Refer to Instruction 5 to paragraph (a) in Item 404 of Regulation S-K.

RESPONSE:

The Company has provided to the Staff the information requested in comment 54 on Annex B to this letter. The Company added disclosure to page 107 in response to this comment.

Partnership Agreement

Capital Contribution, page 111

55.	You indicate on page 112 that you are authorized to cause the partnership to issue units for less than fair market value. Please disclose the circumstance under which you will issue units for less than fair market value.

RESPONSE:

The Company has revised the disclosure on page 113 to state that it has no present intention to issue units for less than fair market value and is not aware of any particular circumstances under which it would do so.

Principal Stockholder, page 115

56.	Please revise to include the address of each beneficial owner. See Item 403 of Regulation S-K.

RESPONSE:

The Company has revised the disclosure on page 116 in response to this comment.

Description of Common Stock, page 116

57.	Please revise the introductory paragraph to remove the implication that your summary description does not purport to be complete. Although you are not required to describe each and every term of your common stock, you must provide a complete summary of the material terms.

RESPONSE:

The Company has revised the disclosure on page 117 in response to this comment.

Shares Eligible for Future Sale, page 126

Rule 144, page 126

58.	Please revise your disclosure to indicate the amount of common equity that could be sold pursuant to Rule 144 beginning 90 days after the date of your prospectus.

RESPONSE:

The Company had provided additional disclosure on page 126 in response to this comment.

Redemption Rights, page 126

59.	Please revise to quantify the number of LTIP units that will be held by Bresler & Reiner upon completion of the formation transactions.

RESPONSE:

The Company has provide additional disclosure on page 126 in response to this comment and will quantify the number of LTIP units as soon as that number is determinable.

Underwriting, page 147

Directed Shares, page 148

60.	You indicate that your directors, officers, employees, business associates and related persons associated with you will be entitled to purchase shares in the program. Please tell us whether the business associates and related persons associated with you are registered broker-dealers.

RESPONSE:

The Company is not aware that any of its business associates or related persons to whom the Company may offer an opportunity to participate in the directed share program are registered broker-dealers. As part of the directed share program, however, the Company and the managing underwriter will require that each potential participant complete a questionnaire that discloses whether the potential participant is a registered broker-dealer. Consistent with Rule 2790 promulgated by the National Association of Securities Dealers, Inc., any person that is a “restricted person” specified in subparagraphs (i)(10)(B) or (i)(10)(C) of such rule will not be eligible to participate unless such person, or a member of his or her immediate family, is an employee or director of the Company.

61.	We note that at your request, the underwriters have reserved shares for sale, at the initial public offering price, for directors, officers, employees and other persons associated with Midlantic Office who have expressed an interest in purchasing common stock in this offering. Please supplementally confirm, if true, that:

•	except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;

•	no offers were made prior to the filing of the registration statement;

•	offers were made only with the prospectus; and

•	no funds have or will be committed or paid prior to effectiveness of the registration statement.

RESPONSE:

The Company supplementally confirms for the Staff that:

•	Except for the underwriters’ commission, which will not be paid on shares sold through the directed share program, the offers and sales pursuant to the program will be on the same terms as those offered to the general public.

•	The Company has made no offers of the directed program shares before the filing of the registration, and the managing underwriter has advised the Company that it has made no such offer.

•	Offers pursuant to the program will be made only pursuant to the preliminary prospectus that meets the requirements of Section 10 of the Securities Act, and a written program notice, a draft of which the Company will provide supplementally to the Staff pursuant to comment 62.

•	No funds have or will be committed or paid for directed shares before the effectiveness of the registration statement.

62.	Supplementally provide a copy of the materials that you sent to the directed share program participants.

RESPONSE:

The Company will provide supplementally to the Staff under separate cover letter a draft of the Rule 134 notice that we intend to use, when accompanied by a preliminary prospectus that meets the requirements of Section 10 of the Securities Act, in connection with the directed share program.

63.	Please revise to clarify whether the shares issued through the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements.

RESPONSE:

The Company has revised page 148 to clarify that the 180-day lockup agreements entered into by the Company’s executive officers, directors and Bresler & Reiner apply to shares that they may purchase through the directed share program. The Company has further revised the disclosure on page 148 to provide that shares purchased by other participants through the directed share program will not be subject to a 180-day lockup.

Lock-Up Agreements, page 148

64.	Please disclose the number of shares that are subject to the 180-day lockup periods following the effectiveness of the resale registration statement.

RESPONSE:

The Company has provided additional disclosure on page 148 in response to this comment and will quantify the number of shares as soon as that number is determinable.

Electronic Prospective Delivery, page 150

65.	Please revise to identify the underwriters or securities dealers that may engage in electronic distribution of your prospectus. Also, please tell us how your procedures for the electronic distribution of your prospectus comply with Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

•	The communications used:

•	The manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	The funding of an account and payment of the purchase price.

Your analysis should address the communications made during the pre-effective and post-effective periods. Alternatively, if the underwriters’ procedures for electronic distribution have already been approved by the staff, please confirm that the procedures have not changed since the time of our approval.

RESPONSE:

The Company advises the Staff that the managing underwriter has informed us that it does not intend to engage in any electronic distribution of the shares in the offering. The managing underwriter may, consistent with the Commission’s releases on use of electronic media (Release Nos. 33-7233, 33-7289 and 33-7856) distribute the preliminary prospectus (but not the final prospectus or confirmations of sale) in portable document format by e-mail to potential investors that have consented to receive the preliminary prospectus in such manner. In addition, the preliminary prospectus will be available electronically through the Internet roadshow referenced below.

The Company further advise the Staff that the managing underwriter has informed us that none of the agreements that the managing underwriter has or expects to enter into with the other underwriters in connection with this offering will contractually limit the ability of syndicate members to engage in electronic distribution. The managing underwriter has advised the Company that it does not know which members of the syndicate, if any, may engage in an electronic distribution of the shares or how such members might choose to do so. The managing underwriter knows only who has been or will be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the Registration Statement is declared effective.

To help alleviate concerns that may be raised by any possible online distribution, the managing underwriter will include the following language in a communication to potential syndicate members:

Online distribution of shares of Midlantic Office Trust, Inc. may only be made pursuant to procedures for such distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing that either (i) you are not making an online distribution or (ii) you are following procedures for online distribution previously cleared with the Securities and Exchange Commission.

In addition, the Company has revised the disclosure in the Registration Statement under “Electronic Prospectus Delivery” to provide greater detail about the possibility of an electronic distribution.

66.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with any written agreement. Provide us also with copies of all information concerning your company or prospectus that appeared on their website. If you subsequently enter into any such agreements, promptly supplement your response.

RESPONSE:

The Company advises the Staff that it is not currently party to any arrangement with a third party to host or access our preliminary prospectus on the Internet. In addition, the Company advises the Staff that the managing underwriter has informed the Company that it is not party to any such arrangement, other than in connection with plans to conduct an Internet roadshow through Yahoo! Inc. (www.netroadshow.com). While the managing underwriter will contract with this service provider to conduct an Internet roadshow, the purpose of the contract will not be specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow will be to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to in-person attendees, is required to be, and will be, made available on the website. Yahoo! Inc. has informed the managing underwriter that it conducts Internet roadshows in accordance with the Commission’s no-action letters regarding virtual roadshows.

Financial Statements

General

67.	Update your financial statements pursuant to 3-12 of Regulation S-X.

RESPONSE:

The Company has updated its financial statements pursuant to 3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

68.	Please tell us how you plan to account for the formation transactions under SFAS 141. In your explanation advise us what consideration was given to the paragraphs D11-D13 of SFAS 141. Further, clarify the ownership structure of the properties before and after the transaction.

RESPONSE:

The Company advises the Staff that it has assessed the fair value of acquired assets and identified intangibles and acquired liabilities and allocated the purchase price based on these assessments in accordance with SFAS 141. The Company does not believe paragraphs D11-D13 apply to any of the formation transactions because Bresler & Reiner and the Company are not under common control based on the following:

•	Upon the completion of the offering, Bresler & Reiner will own less than 10% of the Company’s outstanding common stock.

•	Bresler & Reiner and the Company will have separate boards of directors. The Company will have seven board members, of which two are also board members of Bresler & Reiner.

•	Bresler & Reiner and the Company will be operated by separate management teams, with no overlapping members.

•	Bresler & Reiner will not receive units of partnership interest in the operating partnership in exchange for the sale of the Company’s initial properties. The total purchase price is being paid in cash to Bresler & Reiner.

The Company notes that immediately prior to the formation transactions eight of the Company’s initial properties will be owned by Bresler & Reiner and its co-investers identified on Annex A. The initial properties will be wholly-owned by the Company following the completion of the formation transactions.

1. Adjustments to unaudited pro forma condensed consolidated balance sheet, page F-7

69.	Explain to us how you determined that it was not necessary to allocate a portion of the purchase price to identifiable intangible assets in your pro forma adjustments.

RESPONSE:

The Company advises the Staff that it has analyzed the relevant data and has now allocated a portion of the purchase price to lease intangibles on page F-3 in response to this comment.

70.	Explain how you determined that it was appropriate to capitalize the prepayment penalty you will incur to payoff acquired debt rather than expensing the amount as a loss on early extinguishments of debt. Cite any relevant accounting literature in your response.

RESPONSE:

The Company advises the Staff that EITF 98-1, which addresses the issue of valuing debt assumed in acquisitions, notes that in allocating a portion of the purchase price to debt that it is appropriate to include the value of an issuer’s prepayment option. Since it is the Company’s intention to prepay the debt, the Company believes it is appropriate to include the prepayment penalty in valuing the debt. Accordingly, the prepayment penalty has been capitalized.

71.	We note your disclosure that the fair value adjustment for debt is included in the basis of real estate acquired in the overall purchase price allocation. In a supplemental response to us, explain how these adjustments were allocated to the acquired properties. Tell us whether the fair value adjustment for a specific mortgage loan was allocated to the balance of the encumbered property or allocated among the property balances of all properties acquired.

RESPONSE:

The Company supplementally advises that Staff that the fair value adjustments for a specific mortgage loan was allocated to each specific encumbered property to which the loan related.

2. Adjustments to unaudited pro forma condensed consolidated statement of operations, page F-10

72.	Explain to us why your pro forma adjustments do not include an adjustment for the amortization of identifiable intangible assets associated with your property acquisitions and the assets acquired in exchange for LTIP units.

RESPONSE:

The Company advises the Staff that it has now included an adjustment for the amortization of lease intangibles associated with the property acquisitions.

73.	Explain to us how you determined the value of the services and rights received from Bresler & Reiner in exchange for LTIP units in your operating partnership and your basis in GAAP for your accounting treatment. Advise us where the assets related to the intellectual property and non-compete intangible are recorded on your balance sheet.

RESPONSE:

The Company advises the Staff that the value of services and rights received from Bresler & Reiner in exchange for the LTIP units was determined based on negotiations between the Company and Bresler & Reiner. The Company advises the Staff that SAB topic 5G addresses the issue of transfers of non-monetary assets by promoters, concluding that such transfers should be recorded at the transferor’s historical cost basis under GAAP. Since Bresler & Reiner has no historical cost basis in these assets, the Company has not recorded these assets on its balance sheet and instead has recorded the value of these assets as an expense in the Company’s unaudited pro forma statement of operations.

Midlantic Office Trust, page F-17

General

74.	Tell us how you considered the need to disclose a summary of your significant accounting policies in your May 5, 2005 financial statements.

RESPONSE:

The Company supplementally advises the Staff that it included a summary of significant accounting policies that it deemed necessary given that the Company has not had any corporate activity since its formation other than the issuance of 1.000 shares of common stock in connection with the Company’s formation in March 2005.

4. Stock Based Compensation and Stock Split, page F-19

75.	Tell us how you determined the value of the stock issued to management at formation of the Company. In addition, advise us if there will be an accounting impact for the stock split in which the chairman will receive additional shares immediately before the initial public offering.

RESPONSE:

The Company advises the Staff that the value of the stock issued to a member of its management upon the formation of the Company is based on 0.5% of the total anticipated offering of $225 million. The effect of the stock split has been recorded as compensation expense and included in general and administrative expenses in the pro forma statement of operations.

Property Financial Statements prepared in accordance with Rule 3-14 of Regulation S-X, page F-20 — F-45

76.	We note that for certain properties’ financial statements you have not presented three years of operating results. In a supplemental response to us, please explain how you determined that this would be appropriate. Refer to Rule 3-14 of Regulation S-X in your response.

RESPONSE:

The Company supplementally advises the Staff that it has been unsuccessful in obtaining the accounting records for prior periods. The Company advises the Staff that it will continue to undertake to obtain the necessary records in order to present a full three years of operating results for each of the properties for which a three-year audit under Rule 3-14 of Regulation S-X is required. The Company further advises the Staff that it is acquiring Blue Bell Plaza from an unrelated third party and has included one year of operating results as required.

Part II.

Item 36. Exhibits and Financial Statement Schedules, page II-2

77.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

RESPONSE:

The Company notes the Staff’s comment and advises the Staff that it will supplementally provide under separate cover a draft copy of the legal and tax opinions. The Company advises the Staff that it will file all remaining required exhibits as promptly as possible.

78.	Please revise your disclosure to list all financial statements filed as part of the registration statement, indicating those included in the prospectus. See Item 36(a) of Form S-11.

RESPONSE:

The Company notes that it has included a cross reference to the index of the financial statements set forth on page F-1 of the Registration Statement.

79.	Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601 of Regulation S-K.

RESPONSE:

The Company has revised the exhibit index to provide a specimen stock certificate and other instruments defining the rights of security holders.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

Daniel M. LeBey

cc:	Mr. Jeffrey Shady
Mr. Robert Telewicz
Ms. Cicely Luckey
Mr. Sidney M. Bresler
Brad S. Markoff, Esq.

Annex A

Sudley North Building D

Co-Investors:	Bresler Family Investors, L.L.C
50.0% ownership and economic interest

John T. Conrad
.63% ownership and economic interest
Sudley North Buildings A, B and C

Co-Investors:	John T. Conrad
1.25% ownership and economic interest
Ft. Washington

Co-Investors:	Leopard Spring Investors, LLC
2.5% ownership interest; 2.0% economic interest

Donald J. Resnick
0.0% ownership interest; 15.0% economic interest
200 and 220 West Germantown

Co-Investors:	Leopard Spring Investors, LLC
2.0% ownership interest; 1.6% economic interest

Donald J. Resnick
0.0% ownership interest; 15.0% economic interest
Fort Hill

Co-Investors:	Gerald F. Hadlock
20.0% ownership interest; 15.0% economic interest

For purposes of this Annex A, when the Company refers to ownership interest, it is referring to the voting interest the co-investor has in the entity owning the applicable property. When the Company refers to the economic interest, it is referring to the right of the co-investor to receive economic consideration from the entity owning the applicable property without voting participation.

Annex B

Date Seller Acquired
Property	Present Title Holder	Property
Fort Hill Centre	Ft. Hill Office Associates, LLC	December 12, 2002

Sudley North

Buildings A, B and C	Sudley North Buildings A, B & C, LLC	March 15, 1987 (1)

Building D	Building D Sudley North, LLC	March 15, 1987 (1)

Bank Building	7701 Donegan Drive, LLC	December 1, 1989 (1)

Wynwood	B&R 5160 Parkstone Owner, LLC	June 1, 2005

Fort Washington

600 and 601 Office Center Drive	B & R Properties Owner, L.P.	February 26, 2004

603 Office Center Drive	B&R Investments (PA) L.P.	February 26, 2004

200 and 220 West Germantown Pike	220 West Germantown Pike Owner, LP	February 5, 2004

102 Pickering Way	102 Pickering Associates, LP	April 13, 2005

Cross Keys Building	4259 West Swamp Road Owners, LP	April 6, 2005

919 Market Street	B&R 919, LLC	April 21, 2005

(1)	Seller’s acquisition date is the date on which the Seller’s predecessor entity acquired the property. See Annex A for a description of the property’s Co-owner.